Exhibit (g.3)

AMENDMENT TO CUSTODIAN AGREEMENT

AMENDMENT TO CUSTODIAN AGREEMENT, effective as of May 21, 2002, by and among iSHARES TRUST, a business trust established under the laws of the state of Delaware (the “Fund”), and INVESTORS BANK & TRUST COMPANY, a Massachusetts trust company (the “Bank”).

WHEREAS, the Fund and Bank entered into a Custody Agreement dated April 25, 2000, as amended from time to time (the “Custodian Agreement”); and

WHEREAS, the Fund and Bank desire to amend the Custodian Agreement as set forth below.

NOW, THEREFORE, in consideration of the premises set forth herein, the parties agree as follows:

1.	Amendments.

(a) Section 1 of the Custodian Agreement is hereby amended by deleting such Section 1 in its entirety and inserting in lieu thereof the following:

“Bank Appointed as Custodian. The Fund hereby appoints the Bank as custodian of its portfolio securities and cash delivered to the Bank as hereinafter described and the Bank agrees to act as such upon the terms and conditions hereinafter set forth. As custodian, the Bank shall have general responsibility for the safekeeping of all securities, cash and other property of the Index Series that are delivered to the Bank for custody. For the services rendered pursuant to this Agreement the Fund agrees to pay to the Bank such fees as may be agreed to from time to time in writing between the parties.”

(b) Section 13 of the Custodian Agreement is hereby amended by deleting such Section 13 in its entirety and by inserting in lieu thereof, the following:

“Additional Services. The Bank shall perform the additional services for the Fund as are set forth on Appendix C hereto. Appendix C may be amended from time to time upon agreement of the parties to include further additional services to be provided by the Bank to the Fund.

(c) Section 14.5 of the Custodian Agreement is hereby amended by deleting such Section 14.5 in its entirety and by inserting in lieu thereof, the following:

“Fees and Expenses of the Bank. For the services rendered by the Bank hereunder, the Fund will pay to the Bank such fees at such rate as shall be agreed upon in writing by the parties from time to time. The Fund will also pay or reimburse the Bank from time to time for any transfer taxes payable upon any transfers made hereunder, and for all necessary proper disbursements, expenses and charges made or incurred by the Bank in the performance of this Agreement (including any duties listed on any Schedule hereto, if any) including any indemnities for any loss, liabilities or expense to the Bank as provided herein. The Bank will also be entitled to reimbursement by the Fund for all reasonable expenses incurred in conjunction with termination of this Agreement and any conversion or transfer work done in connection therewith.

(d) Schedule B to the Agreement is deleted in its entirety and reserved.

(e) The lead in paragraph of Section 16.1 of the Custodian Agreement is hereby amended by deleting such paragraph in its entirety and by inserting in lieu thereof, the following:

“This Agreement shall remain in effect until May 21,2005 (the “Initial Term”), unless earlier terminated as provided herein. After the expiration of the Initial Term, the term of this Agreement shall automatically renew for successive three-year terms (each a “Renewal Term”) unless notice of non-renewal is delivered by the non-renewing party to the other party no later than ninety (90) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be.”

2.	Miscellaneous.

a) Except as amended hereby, the Custodian Agreement shall remain in full force and effect.

b) This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective duly authorized officers as of the day and year first written above.

iSHARES TRUST		INVESTORS BANK & TRUST COMPANY

By:	/s/ Michael Latham	By:	/s/ Andrew M. Nesvet
Name:	Michael Latham	Name:	Andrew M. Nesvet
Title:	Secretary	Title:	Managing Director

EXHIBIT A

The Bank agrees to provide portfolio pricing services to each Index Series of the Fund covered by this Agreement and, in all cases, in accordance with the Investment Company Act of 1940 and the rules thereunder, Section 12.1 of this Agreement, and the procedures relating to pricing duly adopted by any Index Series of the Fund and agreed to by the Bank. As compensation for providing these services, the Fund will pay the Bank an annual fee of $77,400. In addition, the Fund shall pay the Bank for the costs (without any markup) of required data feeds, pricing services and broker prices to the extent such data feeds, pricing services and broker prices are required exclusively to price the Fund’s portfolio securities. Notwithstanding the foregoing, in the event of a material increase in costs associated with Reuters this portion of the fee schedule shall be renegotiated such that the Fund would be responsible to pay no less than an amount equal to 50% of the Fund’s pro-rated portion of such increase in fees calculated in accordance with the Fund’s related usage of Reuters, unless the Bank otherwise agrees. The amount payable by each Index Series will be determined on a monthly basis based on the number of Index Series then offered.